

SEC. 08029754 ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 6٦523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARTMORE DISTRIBUTION SERVICES INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

GARTMORE HOUSE 8 FENCHURCH PLACE
(No. and Street)

LONDON   UNITED KINGDOM   EC3M 4PB
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN SKINNER   + 44 207 782 2467

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 2 8 2008

KPMG LLP

(Name – if individual, state last, first, middle name)

Washington, DC
102

99 HIGH STREET   BOSTON   PROCESSED   02210
   (Address)   (City)   (State)   (Zip Code)

MAR 2 8 2008

THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



CHEESWRIGHTS
NOTARIES PUBLIC

Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile 020 7623 5428



OATH OR AFFIRMATION

I, _MARTIN SKINNER_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GARTMORE DISTRIBUTION SERVICES, INC._ , as of _YEAR ENDED DECEMBER 31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

London, England, 26th February 2008,
in the presence of:

Ruth M. Campbell
Notary Public London, England
(RUTH M. CAMPBELL)

_____
Notary Public

My Commission Expires with Life

Martin Skinner
Signature

CHIEF FINANCIAL OFFICER
Title

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax   617 507 8321
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (the Company) (formerly known as Gartmore Broker Dealer, Inc.) (a wholly owned subsidiary of Gartmore US Holding, Company, Inc.) as of December 31, 2007, and the related statements of income, changes in stockholders equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2008

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets

Assets:		
Cash and cash equivalents	$	375
Deferred tax asset (see note 4)		209
Prepaid expenses and other assets		23
Total assets	$	607

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	59
Total liabilities		59
Stockholders' equity:		
Common stock (10,000 shares outstanding; authorized 100 shares; $0.01 par value)		—
Additional paid-in capital		875
Retained deficit		(329)
Cumulative translation adjustment account		2
Total stockholders' equity		548
Total liabilities and stockholders' equity	$	607

See accompanying notes to financial statements.

2

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Income

Year ended December 31, 2007

(In thousands)

Revenue	$	694
Interest income		12
Total revenue		706
Expenses:		
Professional fees		396
Other costs		753
Total expenses		1,149
Operating loss before income taxes		(443)
Income tax benefit (see note 4)		172
Net loss	$	(271)

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2007

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Cumulative translation reserve	Total
	Shares	Amount				
Balance at January 1, 2007	100	$ —	150	(58)	—	92
Capital contribution			725	—	—	725
Net loss			—	(271)	—	(271)
Change in cumulative translation account	—	—	—	—	2	2
Balance at December 31, 2007	100	$ —	875	(329)	2	548

See accompanying notes to financial statements.

4

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2007

(In thousands)

Cash flows from operating activities:		
Net loss	$	(271)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		(193)
Accounts payable and accrued expenses		(38)
Cash used in operating activities		(502)
Cash flows from financing activities:		
Capital contribution		725
Net cash provided by financing activities		725
Foreign currency translation adjustment		2
Net increase in cash and cash equivalents		225
Cash and cash equivalents at the beginning of the year		150
Cash and cash equivalents at the end of the year	$	375

See accompanying notes to financial statements.

5

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to the Financial Statements

For the year ended December 31, 2007
(in thousands)

(1) Organization

Gartmore Distribution Services, Inc. (formerly Gartmore Broker Dealer, Inc.) (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company is a Delaware Corporation that is a wholly owned subsidiary of Gartmore US Holding Company, Inc. (GHC), a Delaware Corporation, which is a wholly owned subsidiary of Gartmore Investment Management Limited (GIML), a UK entity. The ultimate parent is Oxford Partners, L.P., a partnership registered in the Cayman Islands. The Company was incorporated on November 17, 2006 for the primary purpose of serving as the distributor for private placements of securities issued by funds for which members of the Gartmore group of companies are acting as investment manager, investment advisor, or general partner.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Summary of Significant Accounting Policies

The financial statements are presented in U.S. dollars.

A summary of the significant accounting policies, which have been applied consistently, is set out below.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash on deposit and temporary investments with an original maturity date of less than 90 days to be cash equivalents.

(c) Foreign Currencies

The Company has entered into several agreements with its affiliates, several of whom conduct business in the United Kingdom. Therefore the functional currency of the Company is the pound sterling. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the U.S. dollar in relation to the pound sterling. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. The foreign currency translation adjustment arising from translation of the balance sheet is reported in stockholders' equity, net of tax. Gains or losses resulting from foreign currency transactions are included in the statement of income.

6 (Continued)

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to the Financial Statements

For the year ended December 31, 2007
(in thousands)

(d) *Income Taxes*

The Company is included in the consolidated federal, state and local income tax returns of GHC. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company accounts for income taxes under the provisions of SFAS No. 109. *Accounting for Income Taxes*, as amended (SFAS No. 109). SFAS No. 109 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(3) **Related-Party Transactions**

The Company receives revenues under a revenue sharing agreement with Gartmore Investment Limited (GIL) for the private placement of securities issued by funds for which GIL acts as investment manager.

The Company reimburses GIML for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

Gartmore Delaware, Inc. (GDI), a Delaware Corporation, is a wholly owned subsidiary of GHC and the U.S. employing company of the Gartmore Group. The Company reimburses GDI for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

The Company had the following related-party transactions during the year:

Entity	Nature of transaction	Value of (income) expense for the year ended December 31, 2007	Balance (owed to) due from entity at December 31, 2007
Gartmore Investment Limited (GIL)	Revenue sharing agreement	$ (694)	—
Gartmore Investment Management Limited (GIML)	Expense sharing agreement	411	—
Gartmore Delaware Inc. (GDI)	Expense sharing agreement	337	—

(Continued)

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to the Financial Statements

For the year ended December 31, 2007
(in thousands)

All transactions with GIL, GIML, GDI, and other affiliates are charged or credited through inter-company accounts. The expense and revenue sharing agreements are separate legal documents, drawn up at arms length on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(4) Income Taxes

Income tax provisions (benefits) on profit on ordinary activities before income taxes consisted of:

	Year ended December 31, 2007
U.S. federal:	
Deferred	$ 139
U.S. state and local:	
Deferred	33
Total income tax expense	$ 172

The provision for income taxes differs from the federal statutory rate of 34% as follows:

Computed "expected" income tax expense at statutory rate	$	150
State income tax, net of federal benefit		22
Income tax expense	$	172

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Conditions. These temporary differences result in taxable or deductible amounts in future years. Details of the company's deferred tax assets and liabilities follow:

	Year ended December 31, 2007
Deferred tax assets:	
Net operating loss carryforwards	$ 33
Capitalized start-up costs	178
Translation adjustment	(2)
Total deferred tax assets	$ 209

(Continued)

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to the Financial Statements

For the year ended December 31, 2007
(in thousands)

Based on the Company's forecast of future income, management believes it is more likely than not that the Company will realize the deferred income tax assets at December 31, 2007.

(5)   Recently Issued Accounting Standards and Interpretations

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 – Accounting for Income Taxes* (FIN 48), effective for the Company beginning on January 1, 2007. The FASB later decided that nonpublic entities may defer FIN 48 requirements on accounting for uncertainty in income taxes until their annual financial statements for the year beginning after December 15, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on disclosure, and transition. The Company is currently assessing the impact, if any, that will result from adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. The statement is effective January 1, 2008. The Company is currently assessing the impact, if any, that will result from adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), effective as of the beginning of an entity's first fiscal period that begins after November 15, 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. (SFAS No. 159) is expected to expand the use of fair value measurement. The standard has not been early adopted. The Company is currently assessing the impact, if any, that will result from adopting SFAS No. 159.

(6)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to 12.5% of aggregate indebtedness for the first year of operations and thereafter equal to the greater of $5 or 6⅔% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $299, which was $292 in excess of required net capital of $7. The Company's ratio of aggregate indebtedness to net capital ratio was 0.20 to 1.

The Company is exempt from the provisions of Rule15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2007, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to the Financial Statements

For the year ended December 31, 2007
(in thousands)

(7) Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

(Continued)

GARTMORE DISTRIBUTION SERVICES, INC.
(formerly Gartmore Broker Dealer, Inc.)
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007
(in thousands)

Computation of net capital:		
Total stockholders' equity	$	548
Deductions and/or charges:		
Nonallowable assets		249
Total deductions and/or charges		249
Net capital before haircuts on securities positions		299
Haircuts on securities positions		—
Net capital		299
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5 or 12.5% of aggregate indebtedness)		7
Net capital in excess of requirement	$	292
Computation of aggregate indebtedness:		
Total liabilities included in statement of financial condition	$	59
Ratio of aggregate indebtedness to net capital		0.20 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconsciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by Gartmore Distribution Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007, as amended on February 19, 2008.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 507 8321
Internet   www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Gartmore Distribution Services, Inc. (formerly Gartmore Broker Dealer, Inc.):

In planning and performing our audit of the financial statements and supplemental schedule of Gartmore Distribution Services, Inc. (formerly Gartmore Broker Dealer, Inc.) (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13;

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 19, 2008



13